UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 1, 2003

AES GENER S.A.

(Exact name of registrant as specified in its charter)

AES GENER INC.

(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On November 24, 2003, the Registrant announced separate tender offers and consent solicitation for any and all of the (i) $73.9 million aggregate principal amount of ous 6% U.S. Senior Convertible Notes due 2005, (ii) $402.7 million aggregate principal amount of ous 6% U.S. Chilean Convertible Notes due 2005, and (iii) $200 million aggregate principal amount of ous 6 1/2% Notes due 2006 Attached are the press releases with those announcements.

TABLE OF CONTENTS

Pages

Tender Offers Press Release (Spanish version) 3- 4

Tender Offers Press Release (English version) 5-6

AES Gener anuncia oferta pública

de rescate voluntario de bonos

Santiago, 24 noviembre 2003.AES Gener S.A. anunció que iniciará el rescate voluntario en Chile y Estados Unidos por el total de sus bonos convertibles y sus bonos Yankee, como parte del proceso de reestructuración financiera que la generadora eléctrica dio a conocer la semana pasada.

La empresa iniciará ofertas públicas independientes pagaderas en efectivo por los siguientes bonos:

    Los US$73,9 millones de sus bonos convertibles colocados en Estados Unidos que vencen el 2005,

    los US$402,7 millones de sus bonos convertibles colocados en el mercado local que vencen el 2005 y los US$200 millones de sus bonos Yankee colocados en Estados Unidos con vencimiento el 2006.

El precio de compra que se pagará a los tenedores de bonos convertibles colocados en Estados Unidos que suscriban la oferta, será de US$1.035 por cada US$1.000 del valor nominal. Por su parte, el precio de compra que se pagará a los tenedores de bonos Yankee que suscriban la oferta, será de US$985 por cada US$1.000 del valor nominal. Además, se pagarán, en cada caso, los intereses devengados y no pagados a la fecha de pago.

El precio de compra que se pagará a los tenedores de bonos convertibles colocados en el mercado local que suscriban la oferta, será equivalente a 104,72% del valor par a la fecha de la transacción (equivalente a US$105 por cada US$100 del capital, más los intereses devengados y no pagados).

En relación con las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee, la compañía está solicitando la aprobación para eliminar ciertas restricciones financieras y otras provisiones contenidas en sus respectivos contratos de emisión.

Además, se ha citado a una Junta de Tenedores de Bonos Convertibles colocados en el mercado local, que se realizará el 5 de diciembre próximo, para autorizar una modificación y/o eliminación de ciertas disposiciones de incumplimiento del emisor y otras provisiones al contrato de emisión.

La compañía ofrece hacer un pago por consentimiento de US$15 por cada US$1.000 de los bonos convertibles colocados en Estados Unidos y los bonos Yankee, a los tenedores que oferten válidamente sus bonos y entreguen su consentimiento antes de las 17 horas (hora de Nueva York) del día 5 de diciembre del año en curso, a menos que se extienda dicho plazo.

Ningún tenedor de bonos convertibles colocados en Estados Unidos y bonos Yankee podrá ofertar sus bonos sin entregar su consentimiento, o viceversa. El precio de compra pagadero a los tenedores de los bonos convertibles colocados en el mercado local, se cancelará en pesos chilenos usando el tipo de cambio vigente el 19 de diciembre del 2003.

Las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee vencen a las 24:00 horas (hora de Nueva York) del 22 de diciembre del año en curso, a menos que se modifique dicho plazo, extendiéndolo o reduciéndolo, de conformidad con la condiciones de cada oferta.

Sin embargo, no se harán pagos por el concepto de consentimiento respecto de los bonos convertibles colocados en Estados Unidos o los bonos Yankee ofertados después de la fecha de consentimiento. Cada una de las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee, establecen que no podrán retirarse los bonos ofertados ni se podrá revocar el consentimiento después de la mencionada fecha, excepto en determinadas circunstancias. La oferta por los bonos convertibles colocados en el mercado local vence a las 14:00 horas (hora de Santiago de Chile) del 18 de diciembre de 2003.

Cada una de las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos convertibles colocados en el mercado local, está sujeta a, entre otras condiciones, que los tenedores de dos tercios del monto total colocado en cada bono, respectivamente, que estén ofertando sus papeles, entreguen su consentimiento en el caso de EE.UU. o voten a favor de la propuesta en el caso de Chile para modificar los contratos.La oferta por los bonos Yankee está sujeta, entre otras condiciones, a que los tenedores de una mayoría del monto total oferten sus papeles y den su consentimiento.

Los términos de las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee están descritos en las Ofertas de Compra y la Declaraciones de Solicitud de Consentimiento independientes, ambas del 24 de noviembre del 2003. Los términos de la oferta por los bonos convertibles colocados en el mercado local se encuentran en un aviso que se publicará en El Mercurio el 25 de noviembre del presente año.

La compañía ha nombrado a Deutsche Bank Securties Inc. para que actúe como dealer exclusivo en relación con las ofertas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee, y como agente en relación con la solicitud de consentimiento para ambos bonos. Cualquier pregunta relacionada con los términos y condiciones de estas ofertas públicas o solicitud de consentimiento, puede dirigirse a Jenny Lie de Deutsche Bank Securities, al (866) 627-0391 (gratis en EE.UU.) o (212) 250-7445 (cobro revertido).

Deutsche Securities Corredores de Bolsa Limitada actuará como administrador de la oferta pública de los bonos convertibles colocados en el mercado local. Cualquier pregunta relacionada con las condiciones o procedimientos de esta oferta pública puede dirigirse a Juan Guillermo Agüero al (562) 337-7710 o Carlos Hurtado al (562) 337-7747.

La compañía ha nombrado a D.F. King & Co., Inc. para que actúe como agente de información en relación con las ofertas públicas por los bonos convertibles colocados en Estados Unidos y los bonos Yankee y la Solicitud de Consentimiento para los mismos papeles. Se puede obtener documentos relacionados contactando al agente de información al (888) 644-5854 (gratis en EE.UU.) o (212) 269-5550 (cobro revertido). Deutsche Bank Trust Company Americas es el agente de adjudicación en relación con estas ofertas públicas y solicitud de consentimiento.

Este comunicado no constituye una oferta de venta ni una solicitud de compra de ningún título y no constituye una oferta, solicitud o venta en ninguna jurisdicción en la que no esté registrada dicha emisión.

Contacto Relaciones con Inversionistas:

Daniel Aninat: (562) 686-8938

Vanessa Thiers: (562) 686-8948

AES Gener S.A.

Contacto de prensa:

Rosario Moreno

María de los Angeles Santolaya

Hill & Knowlton Captiva

(562) 3720420

rmoreno@hkcaptiva.cl

msantolaya@hkcaptiva.cl

AES GENER S.A ANNOUNCES TENDER OFFERS

AND CONSENT SOLICITATIONS

Santiago, Chile, November 24, 2003 AES Gener S.A. (the "Company") announced separate cash tender offers (collectively, the "Tender Offers") for any and all of the (i) $73.9 million aggregate principal amount of its 6% U.S. Senior Convertible Notes due 2005 (CUSIP No. 368731AA3 and ISIN No. US368731AA39) (the "U.S. Convertible Notes"), (ii) $402.7 million aggregate principal amount of its 6% Chilean Convertible Bonds due 2005 (the "Chilean Bonds") and (iii) $200 million aggregate principal amount of its 6.5% Notes due 2006 (CUSIP No. 168894AA1 and ISIN No. US168894AA10) (the "Yankee Notes").

The purchase price to be paid for each $1,000 principal amount of U.S. Convertible Notes validly tendered will be $1,035, and the purchase price to be paid for each $1,000 principal amount of Yankee Notes validly tendered will be $985, plus, in each case, accrued and unpaid interest. The purchase price to be paid for each Chilean Bond validly tendered will be 104.72% of par value (the equivalent of $105 for each $100 principal amount, plus accrued and unpaid interest). The purchase price to holders of the Chilean Bonds will be paid in Chilean pesos using the dólar observado exchange rate published in the Diario Oficial on December 19, 2003.

In connection with the offers for the U.S. Convertible Notes and the Yankee Notes, the Company is soliciting consents to eliminate certain covenants and other provisions contained in the indentures governing the U.S. Convertible Notes and the Yankee Notes, respectively. In addition, a proposal to authorize Banco de Chile, the Chilean trustee, to execute with the Company an amendment to the indenture governing the Chilean Bonds to remove certain events of default and other provisions will be considered and voted on at a duly convened meeting of bondholders to be held on December 5, 2003. The Company is offering to make a consent payment of $15 per $1,000 principal amount of the U.S. Convertible Notes and the Yankee Notes, to holders who validly tender their notes and deliver their consents at or prior to 5:00 p.m., New York City time, on December 5, 2003, unless extended pursuant to the terms of each respective offer (the "Consent Date"). Each of the holders of the U.S. Convertible Notes and the Yankee Notes may not tender their notes without delivering consents or deliver consents without tendering their notes

The offers for the U.S. Convertible Notes and the Yankee Notes are scheduled to expire at 12:00 midnight, New York City time, on December 22, 2003, unless extended or earlier terminated pursuant to the terms of each respective offer. However, no consent payments will be made in respect of U.S. Convertible Notes or Yankee Notes tendered after the Consent Date. Each of the offers for the U.S. Convertible Notes and the Yankee Notes provide that tendered notes may not be withdrawn and consents may not be revoked after the Consent Date, except in limited circumstances.

The offer for the Chilean Bonds is scheduled to expire at 2:00 p.m., Santiago time, on December 18, 2003, unless extended or earlier terminated pursuant to the terms of such offer.

Each of the offers for the U.S. Convertible Notes and Chilean Bonds are subject to, among other conditions, the holders of two-thirds in aggregate principal amount of such notes, respectively, tendering their notes and, in the case of the U.S. Convertible Notes, delivering their consents or, in the case of the Chilean Bonds, approving the proposed amendment to the indenture governing such notes. The offer for the Yankee Notes is subject to, among other conditions, the holders of a majority in aggregate principal amount tendering their notes and delivering their consents. The terms of the offers for the U.S. Convertible Notes and the Yankee Notes are described in separate Offers to Purchase and Consent Solicitation Statements, each dated November 24, 2003. The terms of the offer for the Chilean Bonds will be described in an advertisement that will be published in Chile in El Mercurio on November 25, 2003 and the offer for the Chilean bonds will be made only by such advertisement.

The Company has retained Deutsche Bank Securities Inc. and its affiliates to act as the exclusive Dealer Manager in connection with the Tender Offers and as Solicitation Agent in connection with the consent solicitation. Questions concerning the terms of the offers for the U.S. Convertible Notes and the Yankee Notes (collectively "U.S. Tender Offers") and the consent solicitation for the U.S. Convertible Notes and the Yankee Notes (collectively "U.S. Consent Solicitation") may be directed to Deutsche Bank Securities, attention: Jenny Lie, at (866) 627-0391 (US toll-free) or (212) 250-7445 (collect).

Deutsche Securities Corredores de Bolsa Limitada will act as the Administrator in connection with the tender offer of the Chilean Bonds. Questions concerning the terms and procedures of the tender offer of the Chilean Bonds may be directed to the Administrator at (562) 337-7700.

The Company has engaged D.F. King & Co., Inc. to act as the Information Agent in connection with the U.S. Tender Offers and the U.S. Consent Solicitation. Documents may be obtained by contacting the Information Agent at (888) 644-5854 (US toll free) or (212) 269-5550 (collect). Deutsche Bank Trust Company Americas is the Tender Agent in connection with the U.S. Tender Offers and the U.S. Consent Solicitation.

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A.

By : /S/ FRANCISCO CASTRO

Francisco Castro

Chief Financial Officer

Santiago, December 1, 2003

Office of Filings and Information Services

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

Re.: AES Gener S.A.

Form 6-K File Number 1-13210

Dear Sirs:

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934, we hereby enclose one originally executed copy of Form 6-K with information of AES Gener's tender offers press releases.

Yours sincerely,

AES GENER S.A.

Francisco Castro C.

Chief Financial Officer